For Period ended 01/31/2011                           Series All Series
File Number 811-7852


Sub-Item 77Q1(e):  Exhibits
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The Board of Trustees of the USAA Mutual Funds Trust, at a Board meeting held on November 29, 2011 approved the transfer of certain services and related agreements, including investment advisory, subadvisory, administrative, and other related services agreements currently provided by USAA Investment Management Company (IMCO) to an affiliated, newly created and registered investment adviser, USAA Asset Management Company(AMCO).

Effective on or about January 1, 2012, and contingent upon the substantially simultaneous corporate closing, AMCO will serve as the investment adviser to USAA Mutual Funds Trust, including each series of the Trust as listed below upon appropriate regulatory approval and will provide investment management services to the USAA affiliated investment portfolios. IMCO believes that the new structure will allow for a better alignment and more efficient delivery of investment advisory services. These changes will not result in a change of control at the adviser, and shareholders will continue to receive the services of the same quality and character from AMCO as they previously received from IMCO.


Aggressive Growth Fund
Capital Growth Fund
First Start Growth Fund
Growth Fund
Growth & Income Fund
High Income Fund
Income Fund
Income Stock Fund
Intermediate-Term Bond Fund
Money Market Fund
Science & Technology Fund
Short-Term Bond Fund
Small Cap Stock Fund
Value Fund